FILED BY BLACKROCK, INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                       AND DEEMED FILED PURSUANT TO RULE 14a-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                                SUBJECT COMPANY: BLACKROCK, INC.
                                                   COMMISSION FILE NO. 001-15305




DISCLOSURE (beginning of webcast)

This presentation is not intended to provide investment advice. Nothing herein should be construed as a solicitation or a recommendation to buy or sell securities or other investments. You should assess your own investment needs based on your individual financial circumstances and investment objectives.

For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating(TM) based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

BlackRock does not guarantee the accuracy or completeness of this information. This report was posted on March 14, 2006 and has not been updated since then. It may not reflect the current views of the featured speaker and may not reflect recent market activity.

The transaction between BlackRock and Merrill Lynch referenced herein is subject to various regulatory approvals, client consents, approval by BlackRock shareholders and customary conditions.

Before investing in BlackRock Funds you should consider the investment objectives, risks, charges and expenses of each Fund carefully. The prospectus contains this and other information about the Fund(s) and is available by calling 1-800-882-0052. You may also obtain a prospectus from:

BlackRock Distributors, Inc.
760 Moore Road
King of Prussia, PA 19406

Please read the prospectus carefully before you invest or send money.

The transaction between BlackRock and Merrill Lynch referenced herein is subject to various regulatory approvals, client consents, approval by BlackRock shareholders and customary conditions.

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:
(1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of BlackRock's advised or sponsored investment products and separately managed accounts; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock or PNC; (11) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and BlackRock; (12) the ability to attract and retain highly talented professionals;
(13) fluctuations in foreign currency exchange rates, which may adversely affect the value of advisory fees earned by BlackRock; (14) the impact of changes to tax legislation and, generally, the tax position of the Company; and (15) the ability of BlackRock to consummate the transaction with Merrill Lynch and realize the benefits of such transaction.

BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock's website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.


By clicking continue you acknowledge that you have read the foregoing disclosure.

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


                                 Webcast Script

Speaker: Barbara Novick
Subject: BLK/MER Transaction Announcement

Hello. I'm Barbara Novick and I head global business development and client service for BlackRock.

We recently announced that BlackRock and Merrill Lynch Investment Managers are merging to form a new, independent company. We're excited by this development as the combination will be a very powerful one in the asset management industry.

BlackRock was founded eighteen years ago as an asset management firm. We've continued with that mandate, expanding into various asset classes and developing a market for our proprietary risk management and trading systems.

Throughout our history, we've placed a strong emphasis on stability. While we've undergone a number of different capital changes over time, in each case, we've structured the firm to keep our focus on asset management and to maintain control over the direction of our business and the resources needed to deliver on our strategic decisions.

In this transaction, BlackRock will become a truly independent firm with an ownership and governance structure that reflects this. No single entity will have control of our stock or our board. Merrill Lynch will own just under 50% of our equity, and PNC Financial Services will continue as a significant owner, however, their interest will decline to about one-third. The remaining stock will be held by a combination of employees and the public. Likewise, our Board will have four members of senior management, two representatives from Merrill Lynch, two representatives from PNC, and nine independent members. Following New York Stock Exchange rules, the audit, compensation and nominating committees will all be comprised of independent board members.

Over the past few years, we've looked at several potential business partners, and have often passed. This opportunity was particularly interesting because both the product and the distribution platforms line up very nicely. The combined firm will have strengths in alternatives, equities, fixed income, liquidity and real estate. The combined firm will also have a solid client base in both the institutional and retail markets in the U.S. and throughout the world.

To put this in perspective, the combined firm will manage:
$ 286 billion in equities
$ 415 billion in fixed income
$ 208 billion in liquidity
$ 38 billion in alternatives and real estate, and $ 44 billion in retail separately managed accounts.

As of today, the two firms combined have over 80 open-end mutual funds rated 4 or 5 stars from Morningstar. Outside of the US, the combined firm will have four fund families registered in different domiciles with over 10,000 selling agreements covering a variety of distributors. The institutional story is similarly compelling as we have a significant global presence with pension funds, financial institutions, foundations, endowments and other institutional investors. We believe the combined firm will be positioned to deliver even more customized products and services to our various clients.

In the next few weeks, we'll be evaluating various products and teams. We look forward to sharing the decisions that come out of this process as we build a strong firm for the future. Our goal is to provide a transition as seamless as possible for our clients, and to build a platform that will enable us to deliver both strong performance and excellent service.

Thank you for your time and on behalf of everyone at BlackRock, thank you for investing with us.


End of webcast

For more information please contact us at 212-810-5300.